

September 15, 2014

Via E-mail
Antonio Sergio de Souza Guetter
Chief Financial and Investors Relations Officer
Companhia Paranaense de Energia - COPEL
Rue Coronel Dulcidio, 800
80420-170 Curitiba Parana, Brazil

>   **Re: Companhia Paranaense de Energia - COPEL**
>   **Form 20-F for Fiscal Year Ended December 31, 2013**
>   **Filed April 30, 2014**
>   **File No. 1-14668**

Dear Mr. Guetter:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Controls and Procedures

(b) Management's Annual Report on Internal Control over Financial Reporting, page 97

1.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

Item 18. Financial Statements

Consolidated Statement of Comprehensive Income, page F-4

2.   Please tell us why you have attributed income for the year to controlling shareholders as opposed to non-controlling interest. Also, please tell us why the results for the year from

non-controlling interest as disclosed in Note 29.2 for fiscal 2012 do not agree to amounts presented on this statement. Finally, please show us how to reconcile the taxes on other comprehensive income disclosed under Items that are or be or maybe reclassified for profit or loss to the referenced footnote Note 29.1.2.

Note 3 Significant Accounting Policies, page F-10

3.1.5 Effects on statement of comprehensive income for the period ended on December 31, 2012, page F-12

3. Please tell us why the restated amounts related to Total comprehensive income for the year, before taxes and Total comprehensive income for the year presented in the table do not agree to amounts stated in the Consolidated Statement of Comprehensive Income on page F-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief